Exhibit 99.1

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2023	As of December 31, 2022

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,809,074	$1,655,549
Restricted cash	896,391	2,638,468
Accounts receivable, net	13,470,610	5,167,701
Notes receivable	857,862	868,679
Inventories, net	20,858,359	18,330,516
Due from related parties	438,558	400,022
Short-term investment	3,282,770	3,336,256
Prepaid expenses and other current assets	7,270,949	12,240,642
TOTAL CURRENT ASSETS	52,884,573	44,637,833

NON-CURRENT ASSETS
Long term prepayments and other non-current assets	5,665,378	3,850,985
Plant, property and equipment, net	40,820,447	41,468,383
Land use rights, net	9,578,146	10,083,242
Intangible assets, net	3,462,000	3,962,650
Long-term investments	2,899,905	3,019,281
Finance lease right-of-use assets	6,152,372	-
TOTAL NON-CURRENT ASSETS	68,578,248	62,384,541

TOTAL ASSETS	121,462,821	107,022,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	19,117,749	12,259,772
Note payable	1,792,782	3,876,748
Deferred revenue	604,142	347,231
Deferred revenue - related parties	333,733	347,471
Deferred government subsidy	2,758,126	2,871,665
Short-term loan	3,447,658	-
Due to related parties	2,785,080	885,150
Income taxes payable	516,542	506,638
Long-term loan, current	468,881	-
Long-term payable, current	4,706,517	3,706,628
Finance lease liabilities, current	2,560,943	-
Consideration payable, current	569,197	582,381
Accrued expenses and other current liabilities	923,103	639,761
TOTAL CURRENT LIABILITIES	40,584,453	26,023,445

NON-CURRENT LIABILITIES
Long-term loan, non-current	3,668,308	-
Finance lease liabilities, non-current	3,548,573	-
Long term payable, non-current	3,597,924	4,078,843
Consideration payable, non-current	3,285,080	3,358,906
Deferred tax liabilities, net	191,470	199,583
TOTAL NON-CURRENT LIABILITIES	14,291,355	7,637,332

TOTAL LIABILITES	54,875,808	33,660,777

MEZZANINE EQUITY
Redeemable non-controlling interest	31,892,062	31,228,329

EQUITY
Ordinary shares (500,000,000 shares authorized; $0.0001 par value, 25,361,550 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	2,536	2,536
Additional paid-in capital	34,474,550	33,789,702
Statutory reserves	2,477,940	2,477,940
Accumulated deficits	(10,943,596)	(6,234,447)
Accumulated other comprehensive loss	(2,807,658)	(1,355,358)
TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	23,203,772	28,680,373
Non-controlling interests	11,491,179	13,452,895
TOTAL EQUITY	34,694,951	42,133,268

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	$121,462,821	$107,022,374

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2023	2022

REVENUE, NET
Products	$20,468,968	$9,945,459
Services	239,523	319,677
Total revenues	20,708,491	10,265,136

COSTS OF REVENUES
Products	19,504,158	8,615,734
Services	585,006	616,414
Total cost of revenues	20,089,164	9,232,148

GROSS PROFIT	619,327	1,032,988

OPERATING EXPENSES
Selling expenses	710,782	593,460
General and administrative expenses	4,584,226	5,473,533
Research and development expenses	752,377	102,837
Total operating expenses	6,047,385	6,169,830

LOSS FROM OPERATIONS	(5,428,058)	(5,136,842)

OTHER (EXPENSES) INCOME
Investment losses	(53,486)	(1,342,490)
Interest (expense) income	(527,083)	38,640
Other income, net	181,477	80,462
Total other expenses	(399,092)	(1,223,388)

LOSS BEFORE INCOME TAXES	(5,827,150)	(6,360,230)

Income taxes provision	159	1,006,257

NET LOSS	(5,827,309)	(7,366,487)
Less: net (loss) profit attributable to non-controlling interests	(1,118,160)	221,835
NET LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(4,709,149)	$(7,588,322)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(2,443,934)	(2,415,482)
TOTAL COMPREHENSIVE LOSS	(8,271,243)	(9,781,969)
Less: comprehensive loss attributable to non-controlling interest	(2,109,794)	(223,019)
COMPREHENSIVE LOSS ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(6,161,449)	$(9,558,950)

LOSS PER SHARE
Basic and diluted	$(0.21)	$(0.34)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	25,361,550	24,528,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid-in	Statutory	Retained earnings (accumulated	Accumulated other comprehensive	Total equity attributable to ordinary	Non- controlling	Total
	Shares	Amount	Capital	reserves	deficit)	income (loss)	shareholders	interests	equity
Balance at December 31, 2021	24,528,000	2,453	31,966,816	2,473,801	17,259,976	2,148,906	53,851,952	3,122,250	56,974,202
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	12,405,511	12,405,511
Accretion on redeemable non-controlling interests	-	-	-	-	(853,662)	-	(853,662)	-	(853,662)
Net loss	-	-	-	-	(7,588,322)	-	(7,588,322)	221,835	(7,366,487)
Statutory reserves	-	-	-	34,834	(34,834)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,970,628)	(1,970,628)	(444,854)	(2,415,482)
Balance at June 30, 2022	24,528,000	$2,453	$31,966,816	$2,508,635	$8,783,158	$178,278	$43,439,340	$15,304,742	$58,744,082

Balance at December 31, 2022	25,361,550	2,536	33,789,702	2,477,940	(6,234,447)	(1,355,358)	28,680,373	13,452,895	42,133,268
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	148,078	148,078
Accretion on redeemable non-controlling interests	-	-	(663,733)	-	-	-	(663,733)	-	(663,733)
Net loss	-	-	-	-	(4,709,149)	-	(4,709,149)	(1,118,160)	(5,827,309)
Share-based compensation	-	-	1,348,581	-	-	-	1,348,581	-	1,348,581
Foreign currency translation adjustment	-	-	-	-	-	(1,452,300)	(1,452,300)	(991,634)	(2,443,934)
Balance at June 30, 2023	25,361,550	$2,536	$34,474,550	$2,477,940	$(10,943,596)	$(2,807,658)	$23,203,772	$11,491,179	$34,694,951

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2023	2022

Cash flows from operating activities
Net loss	$(5,827,309)	$(7,366,487)
Adjusted to reconcile net loss to cash used in operating activities
Share-based compensation	1,348,581	-
Interest expense	138,944	-
Depreciation and amortization	1,493,017	677,315
Deferred tax (benefits) expense	(232)	837,871
Investment losses	53,486	1,349,773
Bad debt expense	125,369	1,760,973
Amortization of right-of-use assets	22,977	75,739
Changes in operating assets and liabilities:
Accounts receivable	(9,029,180)	2,924,743
Notes receivable	(24,625)	-
Due from related parties	(54,308)	27,187
Operating lease liabilities	-	(31,521)
Inventories	(3,404,217)	(8,772,758)
Prepaid expenses and other current assets	5,758,178	(4,975,439)
Accounts payable	7,684,995	5,463,377
Note payable	(3,175,372)	-
Income taxes payable	-	(390,318)
Deferred revenue	283,258	1,471,736
Deferred government subsidy	187,636	3,084,754
Operating lease right-of-use asset	-	53,145
Accrued expenses and other current liabilities	131,723	205,274
Net cash used in operating activities	(4,287,079)	(3,604,636)

Cash flows from investing activities
Purchase of plants, property and equipment	(2,292,687)	(25,247,005)
Loans to third parties	(15,877)	(1,078,330)
Payment for finance lease right of use assets	(997,395)	-
Payment for lease deposit	(670,437)	-
Net cash used in investing activities	(3,976,396)	(26,325,335)

Cash flows from financing activities
Loans from related parties	2,025,129	817,492
Proceeds from short-term loan	3,608,378	-
Proceeds from long-term loan	4,330,053	-
Proceeds from long-term payable	2,817,421	-
Repayment on long-term payable	(1,971,199)	-
Proceeds from capital contributions by non-controlling shareholders	148,078	36,991,979
Net cash provided by financing activities	10,957,860	37,809,471

Effect of foreign exchange rate on cash and cash equivalents	(282,937)	255,263
Net increase in cash and cash equivalents	2,411,448	8,134,763
Cash, cash equivalents and restricted cash, beginning of period	4,294,017	14,616,215
Cash, cash equivalents and restricted cash, end of period	$6,705,465	$22,750,978

Cash, cash equivalents and restricted cash, end of period	6,705,465	22,750,978
Less: restricted cash	896,391	700,094
Cash and cash equivalents, end of period	5,809,074	22,050,884

Supplemental disclosure of cash flow information
Interest paid on long term payable	406,405	-
Supplemental non cash transactions
Finance lease right-of-use assets obtained in exchange of finance lease liabilities	5,577,715	-
Capital contribution through intangible assets from non-controlling shareholders	-	4,881,199

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Sunrise New Energy Co., Ltd. (“EPOW”), previously known as Global Internet of People, Inc., or GIOP, is a limited liability company established under the laws of the Cayman Islands on February 22, 2019. It is a holding company with no business operation.

On March 22, 2019, EPOW incorporated Global Mentor Board Information Technology Limited (“GMB HK”), a limited liability company formed in accordance with laws and regulations of Hong Kong. GMB HK is currently not engaging in any active business and is merely acting as a holding company of Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”). GIOP BJ was incorporated by GMB HK as a Foreign Enterprise in China on June 3, 2019.

GIOP BJ incorporated Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH”) and Shidong Cloud (Beijing) Education Technology Co., Ltd. (“Shidong Cloud”) on December 5, 2014 and December 22, 2021, respectively.

SDH is a limited liability company incorporated on December 5, 2014 under the laws of China. Since 2017, SDH established several subsidiaries in China, including Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”), Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”), Linking (Shanghai) Network Technology Co., Ltd. (“GMB Linking”, deconsolidated in July, 2021), Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”), which has a majority owned subsidiary, Mentor Board Voice of Seedling (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”), Shidong (Beijing) Information Technology Co., Ltd. (“GMB (Beijing)”), and, Beijing Mentor Board Health Technology Co., Ltd. (“GMB Health”), Zibo Shidong Digital Technology Co., Ltd. (“Zibo Shidong”) and its major owned subsidiaries, Shidong Trading Service (Zhejiang) Co., Ltd (“Shidong Trading”, deregistered in November 2022), Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”, disposal in March 2023), Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”, deregistered in July 2023) and Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”, deregistered in April 2023). SDH and its subsidiaries are primarily engaged in providing peer-to-peer knowledge sharing and enterprise services to clients in the People’s Republic of China (“PRC”).

On October 8, 2021, EPOW incorporated SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”), a limited liability company formed in accordance with laws and regulations of Hong Kong. SDH New Energy is acting as a holding company of Zhuhai (Zibo) Investment Co., Ltd (“Zhuhai Zibo”) and Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”). Zhuhai Zibo and Zhuhai Guizhou were incorporated by SDH New Energy as Foreign Enterprises in China on October 15, 2021 and November 23, 2021, respectively.

On August 26, 2022, GMB HK transferred its equity interest in GIOP BJ to Zhuhai Zibo. GIOP BJ eventually became the wholly owned subsidiary of Zhuhai Zibo.

On November 8, 2021, Zhuhai Zibo incorporated Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”). Sunrise Guizhou incorporated Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”) and Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”) on April 26, 2022 and December 13, 2022, respectively. On July 2, 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”, formerly as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership. On July 7, 2022, Sunrise Tech became the wholly owned subsidiary of Sunrise Guizhou. Sunrise Guizhou and its subsidiaries are primarily engaged in manufacturing lithium battery materials to clients in the PRC.

As described below in Reorganization, EPOW, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries, and the primary beneficiary of the variable interest entity (the “VIE”), SDH, and the VIE’s subsidiaries for accounting purposes under accounting principles generally accepted in the United States of America (“U.S. GAAP”) to the extent that SDH’s the financials results of is consolidated to the condensed consolidated statements under U.S. GAAP.. EPOW, its subsidiaries, the VIE and the VIE’s subsidiaries, are collectively hereinafter referred as the “Company”.

Reorganization

On June 10, 2019, GIOP BJ entered into a series of contractual arrangements with the SDH and shareholders of SDH. These agreements include an Exclusive Technical and Consulting Service Agreement, an Exclusive Service Agreement, an Exclusive Option Agreement and Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, GIOP BJ has the exclusive right to provide SDH with comprehensive technical support, consulting services and other services in relation to the principal business during the term the VIE Agreement. All the above contractual arrangements obligate GIOP BJ to absorb a majority of the risk of loss from business activities of SDH and entitle GIOP BJ to receive a majority of their residual returns. In essence, GIOP BJ is the primary beneficiary of SDH for accounting purpose under U.S. GAAP. Therefore, SDH is considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

EPOW, together with its wholly-owned subsidiaries, GIOP BJ, VIE and VIE’s subsidiaries were effectively controlled by the same shareholders before and after the Reorganization and, therefore, the Reorganization is considered under common control. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the condensed consolidated financial statements.

The condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”)	June 3, 2019	PRC	100%	Holding company of GIOP BJ
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 22, 2021	PRC	75%	Educational Consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October 8, 2021	HK	100%	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100%	New Energy Investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”)	November 23, 2021	PRC	100%	New Energy Investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	39.35%	Manufacture of Lithium Battery Materials
Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”)	September 1, 2011	PRC	39.35%	Manufacture of Lithium Battery Materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	20.07%	Manufacture of Lithium Battery Materials
Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”)	December 13, 2022	PRC	39.35%	Research and Development
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Beijing) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	VIE	Peer-to-peer knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100% by VIE	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51% by VIE	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51% by VIE	Cultural and artistic exchanges and planning, conference services provider
Shidong (Beijing) Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	100% by VIE	Information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	30.6% by VIE	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“Zibo Shidong”)	October 16, 2020	PRC	100% by VIE	Technical services provider
Shidong Trading Service (Zhejiang) Co., Ltd. (“Shidong Trading”)	April 19, 2021	PRC	Deregistered in November 2022	Sale of Merchandise
Shanghai Jiagui Haifeng Technology Co., Ltd. (“Jiagui Haifeng”)	November 29, 2021	PRC	Disposal in March 2023	Business Incubation Services provider
Shanghai Nanyu Culture Communication Co., Ltd. (“Nanyu Culture”)	July 27, 2021	PRC	Deregistered in July 2023	Enterprise Information Technology Integration services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100% by VIE	Health Services
Shanghai Yuantai Fengdeng Agricultural Technology Co., Ltd. (“Yuantai Fengdeng”)	March 4, 2022	PRC	Deregistered in April 2023	Agricultural Technology Service

The VIE contractual arrangements

Neither the Company nor the Company’s subsidiaries own any equity interest in SDH. Instead, The Company directs the activities and receives the economic benefits of SDH’s business operation through a series of contractual arrangements. GIOP BJ, SDH and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019.

Each of the VIE Agreements is described in detail below:

Exclusive Technical and Consulting Services Agreement

Pursuant to the Exclusive Technical and Consulting Services Agreement between SDH and GIOP BJ (the “Exclusive Service Agreement”), GIOP BJ provides SDH with technical support, consulting services, business support and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to SDH by GIOP BJ under the Exclusive Service Agreement, GIOP BJ is entitled to collect a service fee approximately equal to SDH’s earnings before corporate income tax, i.e., SDH’s revenue after deduction of operating costs, expenses and other taxes, subject to adjustment based on services rendered and SDH’s operation needs.

This agreement became effective on June 10, 2019 and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities otherwise terminated earlier in accordance with the provisions of this agreement or relevant agreements separately executed between the parties. Nevertheless, this agreement shall be terminated after all the equity interest in SDH held by its shareholders and/or all the assets of SDH have been legally transferred to GIOP BJ and/or its designee in accordance with the Exclusive Option Agreement (described below).

The Chief Executive Officer (“CEO”) of GIOP BJ, Mr. Haiping Hu, is currently managing SDH pursuant to the terms of the Exclusive Service Agreement. The Exclusive Service Agreement does not prohibit related party transactions. The Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving GIOP BJ or SDH.

Equity Pledge Agreement

Under the Equity Pledge Agreement between GIOP BJ, and shareholders of SDH, together holding 100% of the shares of SDH (“SDH Shareholders”), the SDH Shareholders pledged all of their equity interests in SDH to GIOP BJ to guarantee the performance of SDH’s obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that SDH or the SDH Shareholders breach their respective contractual obligations under the Exclusive Service Agreement, GIOP BJ, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The SDH Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, GIOP BJ is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The SDH Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice GIOP BJ’s interests without the prior written consent of GIOP BJ.

The Equity Pledge Agreement is effective until: (1) the secured debt in the scope of pledge is cleared off; and (2) Pledgers transfer all the pledged equity interests to Pledgees according to the Equity Pledge Agreement, or other entity or individual designated by it.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of SDH’s obligations under the Exclusive Service Agreement; (2) make sure the SDH Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice GIOP BJ’s interests without GIOP BJ’s prior written consent. In the event SDH breaches its contractual obligations under the Exclusive Service Agreement, GIOP BJ will be entitled to dispose of the pledged equity interests.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the SDH Shareholders irrevocably granted GIOP BJ (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in SDH or the assets of SDH. The option price to be paid by GIOP BJ to each shareholder of SDH is Renminbi (“RMB”)10 (approximately US$1.45) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

Under the Exclusive Option Agreement, GIOP BJ may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the SDH Shareholders’ equity interests in SDH or the assets of SDH. The Equity Pledge Agreement, together with the Equity Pledge Agreement, the Exclusive Service Agreement, and Powers of Attorney, enable GIOP BJ to be the primary beneficiary of SDH.

The Exclusive Option Agreement remains effective until all the equity or assets of SDH is legally transferred under the name of GIOP BJ and/or other entity or individual designated by it, or unilaterally terminated by GIOP BJ within 30-day prior written notice.

Powers of Attorney

Under each of the Powers of Attorney, the SDH Shareholders authorized GIOP BJ to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of SDH.

The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the SDH Shareholders own the equity interests of SDH.

Spousal Consent

Pursuant to the Spousal Consent, each spouse of the individual shareholders of SDH irrevocably agreed that the equity interest in SDH held by their respective spouses would be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in SDH held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in SDH through the respective shareholder for any reason, he or she agreed to be bound by the contractual arrangements.

Risks in relation to the VIE structure

EPOW believes that the contractual arrangements among GIOP BJ, the VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the EPOW’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and the VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and the VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the any public offering to finance.

The Company’s ability to conduct its wisdom sharing and enterprise consulting business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its condensed consolidated financial statements as it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

Total assets and liabilities presented on the Company’s condensed consolidated balance sheets and revenue, expense, net income presented on condensed consolidated statement of operations and comprehensive loss as well as the cash flow from operating, investing and financing activities presented on the condensed consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to SDH for the six months ended June 30, 2023 and 2022. The following financial statements of the VIE and VIE’s subsidiaries were included in the condensed consolidated financial statements as of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023 and 2022:

	As of June 30, 2023	As of December 31, 2022

Cash and cash equivalents	$358,099	$336,871
Accounts receivable, net	-	200,539
Inventories	10,774	3,590
Due from related parties	379,932	391,982
Prepaid expenses and other current assets	2,361,198	2,537,524
Total current assets	3,110,003	3,470,506

Long term prepayments and other non-current assets	26,538	14,358
Plants, property and equipment, net	2,671,732	2,874,500
Intangible assets, net	28,280	31,036
Long-term investments	2,899,905	3,019,281
Total non-current assets	5,626,455	5,939,175

Total assets	$8,736,458	$9,409,681

Accounts payable	$48,939	$50,953
Deferred revenue	543,009	222,605
Deferred revenue - related parties	333,733	347,471
Deferred government subsidy	2,758,126	2,871,665
Income taxes payable	488,978	506,638
Due to related parties	102,796	96,627
Accrued expenses and other current liabilities	639,200	293,699
Total current liabilities	4,914,781	4,389,658

Total liabilities	$4,914,781	$4,389,658

	For the six months ended June 30,
	2022	2021

Total net revenue	$232,745	$319,137
Net loss	$(1,175,262)	$(5,555,784)

	For the six months ended June 30,
	2022	2021

Net cash provided by (used in) operating activities	$36,158	$(1,719,971)
Net cash used in investing activities	$-	$(1,277,894)
Net cash provided by financing activities	$-	$-

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the unaudited condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Company’s financial position, and results of operations and cash flows. Interim results of operations are not necessarily indicative of the results for the full year or for any future period.

Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary for accounting purpose only under U.S. GAAP.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. The Company owns 39.35% equity interest in Sunrise Guizhou, but has the power to cast a majority of votes at the meeting of the board of directors and governs the financial and operating policies of Sunrise Guizhou under an agreement among the shareholders.

All transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of June 30, 2023, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting, and Nanyu Culture; b) a non-controlling shareholder’s 37.81% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

As of December 31, 2022, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting, Nanyu Culture and Jiagui Haifeng; b) a non-controlling shareholder’s 37.81% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s condensed consolidated balance sheets and have been separately disclosed in the Company’s condensed consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for doubtful accounts, inventory valuation, depreciable lives of property and equipment, impairment of long-lived assets, realization of deferred tax assets and accretion to redemption value of redeemable non-controlling interests. Actual results could differ from those estimates.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s condensed consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s condensed consolidated statements of operations and comprehensive loss.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the condensed consolidated financial statements:

	June 30, 2023	December 31, 2022	June 30, 2022
Period-end spot rate	US$1= RMB 7.2513	US$1= RMB 6.9646	US$1= RMB 6.7114
Average rate	US$1= RMB 6.9283	US$1= RMB 6.7261	US$1= RMB 6.4835

Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, restricted cash, accounts receivable, notes receivable, due from related parties, advance to suppliers, prepaid expenses and other current assets, short-term loan, deferred revenue, income taxes payable, accounts payable, note payable, due to related parties, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The carrying amount of long-term loan, financial lease liabilities, long term payables and consideration payable approximates fair value as its interest rates are at the same level of current market yield for comparable loans.

The Company’s non-financial assets, such as plants, property and equipment would be measured at fair value only if they were determined to be impaired.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of its certain fund investment. NAV is primarily determined based on information provided by external fund administrators. The Company’s investments valued at NAV as a practical expedient are private equity funds, which represent the short-term investment on the balance sheet.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks, as well as highly liquid investments which are unrestricted as to withdrawal or use and are readily convertible to known amounts of cash within three months. The interest incomes of highly liquid investments are reported in the Company’s condensed consolidated statements of operations and comprehensive loss. The Company maintains the bank accounts in Mainland China and Hong Kong. Cash balances in bank accounts in Mainland China and Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice. Such restricted cash relates to the deposit for commercial note issuance and an escrowed fund of listing companies.

On August 4, 2022, Sunrise Guizhou entered into a line of credit financing contract with Bank of Guizhou for revolving credit for a term from August 4, 2022 to August 3, 2023. Pursuant to the line of credit contract, the Company was obliged to deposit fifty percent of the notes payable amount issued as restricted cash in the designated bank accounts in Bank of Guizhou. As of June 30, 2023 and December 31, 2022, the deposit for commercial note issuance was $896,391 and $1,938,374, respectively.

The escrowed fund of listing companies was held by an Escrow Agent for the purpose of satisfying the initial $700,000 of the indemnification obligations of the Company, with respect to the Escrowed Funds, for a period of 24 months from the closing of the Company’s initial public offering in February 2021. As of June 30, 2023 and December 31, 2022, the escrowed fund balance was $nil and $700,094, respectively.

Short-term investments

The Company evaluates whether an investment is other-than-temporarily impaired based on the specific facts and circumstances. Factors that are considered in determining whether an other-than-temporary decline in value has occurred include the market value of the security in relation to its cost basis, the financial condition of the investee, and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

Accounts receivable, net

Accounts receivable mainly represents amounts due from clients in the ordinary course of business and are recorded net of allowance for doubtful accounts.

On January 1, 2023, the Company adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Upon adoption, the Company changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost. The Company had not recorded an adjustment to the opening accumulated deficit as of January 1, 2023 due to immaterial cumulative impact of adopting ASC 326.

Management used an expected credit loss model for the impairment of financial instruments mentioned above as of period ends. For the allowance of the accounts receivable, management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance for credit loss, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. The allowance was $7,849,131, and $8,047,527 as of June 30, 2023 and as of December 31, 2022, respectively.

Inventories

The inventories as of June 30, 2023 consisted of raw materials, materials in transit, work in process and finished goods. Finished goods were mainly graphite anode materials, health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as loss on inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The loss on inventories provided for lower of cost and net realizable value was $nil and $nil for the six months ended June 30, 2023 and 2022.

Part of the Company’s finished goods, such as health service gift cards, learning course gift cards, Chinese tea, latex pillows and health care products, were obtained through fee exchange arrangements with its customers prior to 2022. These arrangements were entered into at the Company’s discretion to receive inventory in exchange of collection of account receivables and deferred revenue due from the customers. The Company accounted for these nonmonetary exchanges based on the fair values of the assets involved. The cost of inventories acquired in exchange was initially measured at the fair value of the accounts receivable the Company surrendered to obtain them.

Lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

A lease arrangement is being evaluated for classification as operating or financing upon lease commencement. The right-of-use assets and related lease liabilities are recognized at the lease commencement date.

Lease liabilities, which represent the Company’s obligation to make lease payments arising from the lease, and corresponding right of-use assets, which represent the Company’s right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of fixed future payments, calculated using the discount rate implicit in the lease, if available, or the Company’s incremental borrowing rate.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Finance lease

Finance leases are generally those leases that transfer ownership to the Company or allow the Company to purchase assets at a nominal amount by the end of the lease term. Assets acquired under finance leases are recorded as finance lease right-of-use, or ROU, assets.

The Company’s leases have initial terms ranging from 2 to 3 years for the Company. The lease term includes lessee’s option to purchase assets at a nominal amount by the end of the lease term. As the lease transfers ownership of the underlying asset to the Company and the Company is reasonably certain to exercise an option to purchase the underlying asset, the Company amortizes the finance lease right-of-use asset to the end of the useful life of the underlying asset.

For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the amortization period, but interest expense on the lease liability is recognized in interest expense using the effective interest method which results in more expense during the early years of the lease.

Operating lease

For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term. Additionally, the Company elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities.

Sales and leaseback contracts

The Company enters into sale and leaseback transactions. The Company acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor at a contract designated rental price. The Company evaluates if sales of the underlying assets in the sale and leaseback contract has occurred in accordance with ASC 606. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction by the seller-lessee and a lending transaction by the buyer-lessor. The seller-lessee shall not derecognize the transferred asset and shall account for any amounts received as a financial liability.

Plants, property and equipment, net

Plants, property and equipment are stated at cost less accumulated depreciation. Depreciation of plants, property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Building	30 years
Machines	10 years
Electronic equipment	3 years
Furniture, fixtures and equipment	3 years
Vehicle	3 years
Leasehold improvements	The shorter of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the condensed consolidated statements of operation and comprehensive loss in other income or expenses.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization and amortized on a straight-line basis over the remaining term of the land certificates, from 40 years to 50 years.

Intangible assets, net

The Company’s intangible assets represent intellectual property rights on manufacturing graphite anode materials from capital injection by a non-controlling shareholder of Sunrise Guizhou and the copyright of course videos purchased from a third party including but not limited to course videos which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy and etc. Intangible assets are stated at cost less accumulated amortization and impairment, and amortized on a straight-line basis over their estimated useful lives. The estimated useful lives of intangible assets are determined to be 5 to 10 years in accordance with the period the Company estimates to generate economic benefits from such intellectual property rights and copyright.

Long-term investments

Equity method investments in investees represent the Company’s investments in privately held companies, over which it has significant influence but does not own a majority equity interest or otherwise control. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment (loss) income for long-term investments was $(3,016) and $8,141 for the six months ended June 30, 2023 and 2022, respectively.

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. No impairment charges were recorded in investment losses in the Company’s condensed consolidated statements of operation and comprehensive loss for the six months ended June 30, 2023 and 2022, respectively.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment charges for intangible assets were recorded in the Company’s condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2023 and 2022.

Asset acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s condensed consolidated financial statements. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

Redeemable non-controlling interests

Redeemable non-controlling interests represent redeemable preferred shares financing in Sunrise Guizhou from a non-controlling shareholder. As the preferred shares could be redeemed by the shareholder upon the occurrence of certain events that are not solely within the control of the Company, these shares are accounted for as redeemable non-controlling interests outside of permanent equity. The Company assesses the probability of redemption by the holder of the redeemable non-controlling interests. Due to the probability of being redeemed, the Company adjusts the carrying amount of the mezzanine equity to the redemption value at the end of each reporting period as if it was the redemption date for the redeemable non-controlling interest. The Company accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. The redeemable non-controlling interests will be recorded at redemption value. The Company adopted equity classification method to classify the ASC 480 offsetting entry as an adjustment to retained earnings (or additional paid-in capital in the absence of retained earnings).

Share-based compensation

Share-based compensation are measured based on the grant date fair value of the equity instrument. Share-based compensation expenses are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital. When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur.

Government subsidies

The Company’s PRC based subsidiary received government subsidies from local government. Government subsidies are recognized when there is reasonable assurance that the attached conditions will be complied with. When the government subsidy relates to an expense item, it is net against the expense and recognized in the condensed consolidated statements of operations and comprehensive loss over the period necessary to match the subsidy on a systematic basis to the related expenses. Where the subsidy relates to an asset acquisition, it is recognized as income in the condensed consolidated statements of operations and comprehensive loss in proportion to the useful life of the related assets. Government grants received for the six months ended June 30, 2023 and 2022 were $187,636 and $2,980,004, respectively. As of June 30, 2023 and December 31, 2022, the deferred government grants were $2,758,126 and $2,871,665, respectively.

Revenue recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from five kinds of services to its clients in China, sales of graphite anode materials, member services, enterprise services, online services and other services. Enterprise services include comprehensive tailored services, sponsorship advertising services, and consulting services.

Revenue recognition policies for each type of the Company’s services are discussed as follows:

Sales of graphite anode materials

The Company’s major business is to sell graphite anode materials to its customers. The Company’s major customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. The Company examines the availability of the inventory, takes control of products in its warehouses, and then organizes the shipping and delivery of products to customers after the purchase orders are received from customers.

The Company accounts for revenue from sales of graphite anode materials on a gross basis as the Company is responsible for fulfilling the promise to provide the desired products to customers, and is subject to inventory risk before the product ownership and risk are transferred and has the discretion in establishing prices. All of the Company’s contracts and purchase orders are fixed prices and have one single performance obligation as the promise is to transfer the products to customers, and there are no separately identifiable other promises in the contracts. The Company’s revenue from sales of graphite anode materials is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

Member services

The Company offers three tiers of member services, Platinum, Diamond and Protégé, which differ in membership fees as well as the level of the services provided. Members pay a fixed fee for exchange of the right to participate in organized activities offered by the Company, such as study tours and forums, typically within one-year membership period. Any non-participating activities will expire and not be refunded beyond the agreed-upon period. Each member is entitled to choose from same activities offered by the Company for a total of seven times but different level of membership will receive different level of privileges at each activity, such as seating arrangement or private consultation opportunity etc. The activities for Platinum Members are also open to non-members, who pay a pre-set fee for participating in a single activity, while the Company does not offer Diamond and Protégé services to non-members separately.

Each activity represents a separate performance obligation, which is typically 5 days or less. The Company uses an expected cost plus margin approach to estimate the standalone selling prices of each activity. As Members can benefit from each activity on their own in the same way and there is no material difference in the Company’s delivering costs, such as number of staffs involved and size of each activity. Therefore, membership fees are equally allocated to seven performance obligations when the Company determines transaction price of each performance obligation.

The Company recognizes membership fees as revenue upon completion of each activity as the duration of each activity is short. Membership fees from non-participating activity will be recognized when the agreed-upon period has expired. Membership fees collected in advance are recorded as deferred revenue on the condensed consolidated balance sheets.

Enterprise services

The Company charges its clients service fees for providing enterprise services, which mainly include comprehensive tailored services, sponsorship advertising services and consulting services.

Comprehensive tailored services

The comprehensive tailored services provide tailored packaged services to small and medium business, including conference and salon organization, booth exhibition services, on-site Mentors’ guidance, and other value-added services. The Company typically signs one-year framework agreements and a tailored services contract with the clients, which list the types of tailored services as ordered by the clients to fit their specific needs. Each tailored service is a separate performance obligation under ASC 606, as these performance obligations are distinct, the clients can benefit from each service on their own and the Company’s promises to deliver the services are separately identifiable from each other in the services contract. The performance of each tailored service is usually on a specific date designated by the clients.

The Company establishes a uniform list for the unit price of each type of tailored services with reference to quoted market prices. If no quoted market price is available, the price will be estimated by using an expected cost plus a margin approach.

The Company recognizes the price for each tailored service as revenue when the service has been provided on a specific date designated and the receipt of each tailored services is confirmed by the clients. If a client does not request certain items of the tailored services included in the services contract during the agreed-upon period, the Company will not refund the service fees and the revenue will be recognized upon expiration of service contracts. The tailored services fees collected before providing services are recorded as deferred revenue on the condensed consolidated balance sheets.

Sponsorship advertising service

The Company provides sponsorship advertising service for its clients at certain activities it held, i.e. study tours and forums. The sponsorship advertising services are mainly to display banners with the clients’ information and distribute clients’ brochures through the activities, so that the clients can enhance their corporate and product image.

The fee the Company charges for sponsorship advertising service is depending on multiple specific factors, including number of event participants, location, public interest, etc. The Company considers all factors and determines pricing for each contract separately. The sponsorship advertising fees are recognized as revenue when services have been provided on a specific date designated and receipt of sponsorship advertising services are confirmed by clients. Sponsorship advertising fees collected before providing services are recorded as deferred revenue on the condensed consolidated balance sheets.

Consulting services

The Company provides consulting services to small and medium-sized enterprises by helping them to develop strategies and solutions including: corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. The consulting services are tailored to meet each client’s specific needs and requirements.

Consulting fees are based on the specifics of the services provided, for instance, time and efforts required, etc. The Company considers comprehensive factors and determines prices with reference to quoted market prices. If no quoted market price is available, price will be estimated by using an expected cost plus a margin approach.

Consulting fees are recognized as revenue when services have been provided and receipt of consulting services is confirmed by clients as the duration of services is short, typically one month or less. Consulting fees collected before providing any service are presented as deferred revenue on the condensed consolidated balance sheets.

Online services

The Company provides two types of online services to the Company’s APP Users, which are questions and answers (Q&A) session with chosen Mentors and online streaming of courses and programs. Top-up credits are paid by Users through the Company’s APP platform, using which Users can purchase the online services.

Users can raise questions to chosen Mentors or Experts with a fixed fee per Q&A session preset by Mentors or Experts. The Q&A session is usually provided by chosen Mentors or Experts within a course of a 72-hour period. The Company charges 30% of the Q&A fees as a facilitator of online services. The Q&A fees are allocated to the Company and chosen Mentors or Experts automatically by the APP on a 30%/70% split upon completion of Q&A sessions. The Company recognizes this online service fees as revenue at completion of Q&A sessions on a net basis, i.e., in the amount of 30% of allocated Q&A fees, as the Company merely provides a platform for its Users and is not the primary obligor of the Q&A session, neither has risks and rewards as principal.

The Company granted Users the access to view various online courses and programs. Users can subscribe an annual VIP at a rate of RMB299. The VIP grants Users the access right to the Company’s VIP courses and programs over the subscription period. The Company recognizes the VIP annual subscription fees as revenue on a straight-line basis over VIP subscription period. Users can also purchase à la carte courses and programs at a rate from RMB 9.9 to 299 per course or program by top-up credits through the Company’s APP platform. The payment for à la carte course and program is not refundable. After the payment is collected by the Company, the Users obtain unlimited access to the courses and programs they purchased for without limitation. The Company recognizes the fees a la carte courses and programs as revenue at the point of time that Users obtain the access to the courses and programs.

Other services fees are mainly derived from non-member participation of study tours and forums at the service level of Platinum Members. The Company charges non-members a fixed fee for each Member activity and the price for non-members is determined based on the Company’s allocated Member pricing for each activity. Fees are usually collected on site at the date of each activity and revenues are recognized at the completion of such activity.

Contract assets and liabilities

The Company’s contract liabilities consist of deferred revenues, primarily relating to the advance consideration received from customers, which include the advance member service fees and enterprise service fees received from customers. The amount from customers before provision of service is recognized as deferred revenue. The deferred revenue is recognized as revenue once the criteria for revenue recognition are met.

The Company recognized $349,049 and $170,061 in revenue for the six months ended June 30, 2023 and 2022, respectively, which related to contract liabilities that existed at December 31, 2022 and 2021, respectively. The balances as of June 30, 2023 and December 31, 2022 are expected to be recognized as revenue within one year.

There was no contract asset recorded as of June 30, 2023 and December 31, 2022.

Cost of goods sold

The cost of goods sold for the six months ended June 30, 2023 and 2022 was primarily the cost of finished goods of graphite anode materials, including labor, overhead, depreciation and amortization of long-lived assets, single granular coke, secondary granular coke, and mixed batches of single particle and secondary coke. Cost of goods sold was $19,504,158 and $8,615,734 for the six months ended June 30, 2023 and 2022, respectively.

Service costs

Service costs primarily include (1) the cost of holding events and activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the Company’s activity; (3) the fees paid to Mentors and Experts; and (4) labor costs. Service costs were $585,006 and $616,414 for the six months ended June 30, 2023 and 2022, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions as of June 30, 2023 and December 31, 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying condensed consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the condensed consolidated balance sheet.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing loss available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

The Company has determined that the redeemable non-controlling interests are participating securities as the preferred shares participate in retained earnings of Sunrise Guizhou. The Company treats the entire measurement adjustment to redemption value of the redeemable non-controlling interest under ASC 480-10-S99-3A as being akin to a dividend, which affected in the calculation of loss available to ordinary shareholders of the Company used in the loss per share calculation.

For the six months ended June 30, 2023 and 2022, the diluted shares were 1,278,159 and nil, respectively.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.

Significant risks

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and short-term investments with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.

The Company’s also exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. There was $8,291,015 and $ 8,156,554 of revenue from two clients which represented 40% and 39% of the total revenues for the six months ended June 30, 2023. There was $7,744,625 of revenue from one client which represented 75% of the total revenues for the six months ended June 30, 2022. There was $8,053,415 and $2,587,509 of account receivable from two clients which represented 60% and 19% of the account receivable as of June 30, 2023. There was $1,549,436 of account receivable from one client which represented 12% of the account receivable as of December 31, 2022. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, The Company generally requires advanced payment before delivery of the services but may extend unsecured credit to its clients in the ordinary course of business. Credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of June 30, 2023 and December 31, 2022.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage our interest risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2022, the FASB issued ASU 2022-03, which (1) clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. ASU 2022-03 clarifies that a “contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security” and is not included in the equity security’s unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security’s fair value (i.e., the entity should not apply a discount related to the contractual sale restriction, as stated in ASC 820-10-35-36B as amended by the ASU). In addition, the ASU prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Company is in the process of evaluating the effect of the adoption of this ASU.

NOTE 3 – LIQUIDITY

As reflected in the condensed consolidated financial statements, the Company incurred $5,827,309 and $7,366,487 net losses for the six months ended June 30, 2023 and 2022, respectively. Net cash used in operating activities were $4,287,079 and $3,604,636 for the six months ended June 30, 2023 and 2022, respectively. Management expected to continue to construct the production plant in Guizhou Sunrise. On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity, and results of operations.

These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and controlling the cost and expenses within an acceptable level. The Company has just finished process of transitioning peer-to-peer knowledge sharing and enterprise business to graphite anode material business. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. As of June 30, 2023, the Company had cash of $5,809,074. The management believes that it would be able to make borrowings from banks based on past experience and the Company’s good credit history when necessary. As of June 30, 2023, the Company had available line of credit from Bank of Guizhou for RMB 13,500,000, approximately $1,861,735, and China Everbright Bank (“Everbright Bank”) for RMB 80,000,000, approximately $11,032,505. Since July 2023, the Company started to pledge its account receivable from BYD (Shenzhen) Supply Chain Management Co., Ltd. (“BYD”) with the right of recourse to China Construction Bank and Industrial and Commercial Bank of China for debt financing. As of June 30, 2023, the billed and unbilled account receivable from BYD were $2,117,727 and $5,935,687, respectively. On October 26, 2023, Sunrise Guizhou entered into a two-year debt financing arrangement with Xiamen Guomao Chuangcheng Financial Leasing Co., Ltd. to obtain a loan of RMB 15,000,000, approximately $ 2,068,595, for a term from October 31, 2023 to October 30, 2025. On October 26, 2023, Sunrise Guizhou entered into a three-year debt arrangement with Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) to obtain a loan up to RMB 50,000,000, approximately $6,895,315, for a term from November 17, 2023 to November 17, 2026.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from its principal shareholder. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the condensed consolidated financial statements are issued.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30, 2023	As of December 31, 2022

Accounts receivable	$21,319,741	$13,215,228
Allowance for credit losses	(7,849,131)	(8,047,527)
Accounts receivable, net	$13,470,610	$5,167,701

The movement of allowance of doubtful accounts is as follows:

	For the six months ended June 30,
	2023	2022

Balance at beginning of the period	$8,047,527	$5,744,387
Current year addition	125,369	1,760,973
Foreign currency translation adjustments	(323,765)	(347,129)
Balance at end of the period	$7,849,131	$7,158,231

Doubtful accounts provision was $125,369 and $1,760,973 recorded for the six months ended June 30, 2023 and 2022, respectively.

NOTE 5 – INVENTORIES, NET

Inventories as of June 30, 2023 and December 31, 2022 consist of the following:

	As of June 30, 2021	As of December 31, 2022

Raw materials	$3,753,005	$3,237,940
Finished goods - graphite anode materials	15,418,132	12,842,333
Work in progress	1,676,448	2,246,653
Others	10,774	3,590
Total	$20,858,359	$18,330,516

NOTE 6 – SHORT-TERM INVESTMENT

In February 2021, the Company entered into an investment agreement with Viner Total investment Fund (the “Fund”) to invest the Fund with the total investment consideration of $8,000,000. The Fund is an exempted company incorporated in the Cayman Islands and managed by Mainstream Fund Services (HK). The Fund is invested in a wide range of instruments with no specific limitations. The redemption of such shares for cash can be made with a one-month advanced written notice (such advanced written notice period can be extended by the administrator).

The value of private equity funds are measured at fair value with gains and losses recognized in earnings. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the Fund. NAV is primarily determined based on information provided by external fund administrators. The NAV of the Fund was $3,282,770 and $3,336,256 as of June 30, 2023 and December 31, 2022, respectively. Investment loss of $50,470 and $1,349,773 was recorded in the Company’s condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2023 and 2022, respectively.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of June 30, 2023	As of December 31, 2022

Prepaid expenses		$126,980	$211,365
Advance to supplier		1,397,714	2,820,551
Loans to third parties	(1)	2,887,058	2,873,818
Other receivables		1,393,060	1,608,035
Interest receivable		518,944	365,478
Prepaid value added tax (“VAT”) and income tax		1,059,665	4,468,404
Others		25,434	36,574
Subtotal		7,408,855	12,384,225
Allowance for other receivables		(137,906)	(143,583)
Total		$7,270,949	$12,240,642

(1)	On March 8, 2021, the Company signed a loan contract with a third party, Waichun Logistics Technology Limited (“Waichun”), to lend $825,000, with annual interest rate of 8%, and will be due on May 10, 2022. The Company renewed the contract with Waichun on May 10, 2022 to extend the loan period to December 31, 2023; Besides, the Company signed a loan contract on March 8, 2021 and renewed it on March 6, 2022 with Waichun to lend $2,000,000 with annual interest rate of 8%, which will be due on December 31, 2023.

NOTE 8 – LONG TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

	As of June 30, 2023	As of December 31, 2022

Prepaid for construction and equipment	$4,997,655	$3,836,627
Lease deposit	640,575	-
Others	27,148	14,358
Total	$5,665,378	$3,850,985

Note 9 – PLANTS, PROPERTY AND EQUIPMENT, NET

Plants, property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of June 30, 2023	As of December 31, 2022

Building	$4,472,089	$4,656,184
Machines	16,496,060	16,341,419
Vehicles	318,982	332,113
Electronic equipment	602,152	587,131
Furniture, fixtures and equipment	143,018	139,650
Leasehold improvements	361,542	405,141
Subtotal	22,393,843	22,461,638
Construction in progress	20,486,830	20,135,220
Less: accumulated depreciation	(2,060,226)	(1,128,475)
Plants, property and equipment, net	$40,820,447	$41,468,383

Depreciation expense was $1,021,884 and $81,074 for the six months ended June 30, 2023 and 2022, respectively.

NOTE 10 – LAND USE RIGHTS, NET

Land use rights, stated at cost less accumulated amortization, consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Land use rights - cost	$9,801,487	$10,204,968
Less: accumulated amortization	(223,341)	(121,726)
Land use rights, net	$9,578,146	$10,083,242

For the six months ended June 30, 2023 and 2022, amortization expense amounted to $111,389 and $nil, respectively. The following is a schedule of future amortization of land use rights as of June 30, 2023:

Year ending December 31,	Amount
2023	$106,428
2024	212,855
2025	212,855
2026	212,855
2027 and thereafter	8,833,153
Total	$9,578,146

NOTE 11 – INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization and impairment, consisted of the following:

	As of June 30, 2023	As of December 31, 2022

Copyrights of course videos	$4,683,610	$4,876,413
Intellectual property rights	4,320,410	4,498,261
Intangible assets, cost	9,004,020	9,374,674
Less:
Accumulated amortization	(3,366,172)	(2,852,753)
Impairment	(2,175,848)	(2,559,271)
Intangible assets, net	$3,462,000	$3,962,650

For the six months ended June 30, 2023 and 2022, amortization expense amounted to $359,744 and $596,241, respectively. The following is a schedule of future amortization of intangible asset as of June 30, 2023:

Year ending December 31,	Amount
2023	343,976
2024	687,951
2025	687,951
2026	687,951
2027	687,951
Thereafter	366,220
Total	$3,462,000

NOTE 12 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of the following:

	As of June 30, 2023	As of December 31, 2022

Equity method investments:
Shidong (Suzhou) Investment Co., Ltd. (“Suzhou Investment”)	$35,591	$37,056
Equity investments without readily determinable fair value:
Shenzhen Jiazhong Creative Capital LLP (“Jiazhong”)	1,379,063	1,435,832
Beijing Xingshuizhixing Technology Co., Ltd. (“Xingshuizhixing”)	1,103,250	1,148,665
Hangzhou Zhongfei Aerospace Health Management Co., Ltd. (“Zhongfei”)	413,719	430,750
Shanghai Zhongren Yinzhirun Investment Management Partnership (“Yinzhirun”)	275,813	287,167
Jiangxi Cheyi Tongcheng Car Networking Tech Co., Ltd.(“Cheyi”)	218,957	227,970
Chengdu Zhongfuze Management LLP(“Zhongfuze”)	68,953	71,792
Shanghai Outu Home Furnishings Co., Ltd. (“Outu”)	68,953	71,792
Zhejiang Qianshier Household Co., Ltd.(“Qianshier”)	68,953	71,792
Taizhoujia Menkou Auto Greengrocer’s Delivery Technology Co., Ltd. (“Taizhoujia”)	68,953	71,792
Zhejiang Yueteng Information Technology Co., Ltd. (“Yueteng”)	68,953	71,792
Shidong Funeng(Ruzhou) Industry Development Co., Ltd.( “Funeng”)	37,235	38,767
Dongguan Zhiduocheng Car Service Co., Ltd. (“Car Service”)	24,823	25,845
Subtotal	3,833,216	3,991,012
Less: impairment	(933,311)	(971,731)
Total	$2,899,905	$3,019,281

Equity method investments

Investment in Suzhou Investment

In December 2017, the Company acquired 17% of shareholding of Suzhou Investment with cash consideration of RMB 850,000, approximately $117,220. As the Company’s CEO, Mr. Haiping Hu, is Suzhou Investment’s director and the Company can exercise significant influence on Suzhou Investment’s business operation, the Company therefore accounted for this investment under equity methods from December 2017 and share the profit or loss of Suzhou Investment accordingly. For the six months ended June 30, 2023 and 2022, the Company recognized investment (loss) income of $(3,016) and $8,141, respectively, according to its share of the post-acquisition losses of Suzhou Investment.

Equity investments without readily determinable fair value

Investment in Jiazhong

In December 2020, the Company acquired 33% of partnership share of Jiazhong as a limited partner with cash consideration of RMB 10,000,000, approximately $1,379,063. The Company has fully paid RMB 10,000,000 as of December 31, 2020. The Company does not have significant influence or control over Jiazhong, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Jiazhong at cost minus impairments and plus or minus observable changes in prices.

Investment in Xingshuizhixing

The Company signed an investment agreement with Beijing Zhitong Zhenye Technology Co., Ltd. and Li Jiyou to invest RMB8,000,000, approximately $1,103,250, to Xingshuizhixing, which is accounting for 4% of its equity interest. Xinshuizhixing mainly operates online tax management system. The Company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Xingshuizhixing at cost minus impairments and plus or minus observable changes in prices.

Investment in Zhongfei

In November 2020, the Company acquired 3% of shareholding interest of Zhongfei through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Zhongfei of RMB3,000,000, approximately $413,719. In 2021, The Company provided it with a customized service worth of RMB3,000,000. The service has been completed and Zhongfei has decided to transfer 3% of the equity according to its fair value to the Company. The registration change was completed as of December 31, 2021. The Company does not have significant influence or control over Zhongfei, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfei at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed that Zhongfei had encountered going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $446,025 was provided for investment of Zhongfei in the second half of the year 2022.

Investment in Yinzhirun

In December 2016, the Company acquired 0.45% of shareholding of Yinzhirun with cash consideration of RMB 2,000,000, approximately $275,813. The Company does not have significant influence or control over Yinzhirun, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yinzhirun at cost minus impairments and plus or minus observable changes in prices.

Investment in Cheyi

In November 2020, the Company acquired 0.5% of shareholding interest of Cheyi through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Cheyi of RMB1,587,719, approximately $218,957. In 2021, the Company provided it with a membership service worth of RMB1,500,000, approximately $206,859. This service has been completed. Cheyi has a poor capital turnover, it has decided to transfer 0.5% of the equity according to its fair value to the Company and registration change was completed as of December 31, 2021. The Company accounts for these non-monetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Cheyi, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Cheyi at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

The Company noticed that Industry and Commerce Administration of Nanchang Xihu Branch was not able to perform on-site inspection on Cheyi’s subsidiary Nanchang Qingchong Technology Co., Ltd. (“Qingchong”) in August 2022; Another Cheyi’s subsidiary, Jiangxi Cheyi Tongcheng Vehicle Networking Technology Co., Ltd. (“Cheyi Tongcheng”) had a legal dispute with China Construction Bank (“CCB”) Nanchang Branch on March 9, 2023. The Company noticed the above factors that raise significant concerns about the investee’s ability to continue as a going concern. Full impairment of $236,053 was provided for investment of Cheyi in the second half of the year 2022.

Investment in Zhongfuze

In September 2019, the Company acquired 11.11% of partnership share of Zhongfuze with cash consideration of RMB500,000, approximately $68,953. The Company has fully paid RMB500,000 as of December 31, 2020. The Company does not have significant influence or control over Zhongfuze, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfuze at cost minus impairments and plus or minus observable changes in prices.

Investment in Outu

In December 2019, the Company acquired 15% of shareholding interest of Outu with cash consideration of RMB3,000,000, approximately $413,719. The Company has paid RMB 500,000, approximately $68,953, as of December 31, 2022. The Company does not have significant influence or control over Outu, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Outu at cost minus impairments and plus or minus observable changes in prices. In 2022, the Company noticed that Qutu had encountered going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $74,337 was provided for investment of Outu in the second half of the year 2022.

Investment in Qianshier

In December 2020, the Company acquired 5% of shareholding interest of Qiansier through nonmonetary transactions with, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Qianshier of RMB 500,000, approximately $68,953. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Qianshier, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Qianshier at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

In 2022, the Company noticed Qianshier had been applied as dishonest entity subject to enforcement in associated with a rental dispute, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Qianshier in the second half of the year 2022.

Investment in Taizhoujia

In June 2020, the Company acquired 5% of shareholding interest of Taizhoujia through nonmonetary transactions with Taizhoujia, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Taizhoujia of RMB500,000, approximately $68,953. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Taizhoujia, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Taizhoujia at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed Taizhoujia was involved in legal proceedings as respondent to its debt guarantor, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Taizhoujia in the second half of the year 2022.

Investment in Yueteng

In June 2020, the Company acquired 5% of shareholding interest of Yueteng through nonmonetary transactions with Yueteng, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Yueteng of RMB500,000, approximately $68,953. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Yueteng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yueteng at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company determined that the investment was impaired and the impairment was other-than-temporary. Full impairment of $74,337 was provided for investment of Taizhoujia in the second half of the year 2022.

Investment in Funeng

In August 2019, the Company subscribed capital with cash consideration of RMB 570,000, approximately $78,607 and acquired 19% of shareholding interest of Funeng. The Company has paid RMB 270,000, approximately $37,235 as of December 31, 2020. The Company does not have significant influence or control over Funeng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Funeng at cost minus impairments and plus or minus observable changes in prices.

Investment in Car Service

In November 2017, the Company acquired 1.5 % of shareholding interest of Car Service with cash consideration of RMB90,000. In May 2019, the shareholding interest the Company held was diluted to 0.98% after Car Service received capital from a new shareholder. The Company does not have significant influence or control over Car Service, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Car Service at cost minus impairments and plus or minus observable changes in prices. In 2021, the Company noticed that with the adverse impact of COVID-19, Car Service failed to publish the annual report of 2020 in accordance with the time limit to the Industry and Commerce Administration of Dongguan Nancheng Branch, which was factors that raise significant concerns about the investee’s ability to continue as a going concern. Full impairment of $27,900 was provided for investment of Car Service for the year ended December 31, 2021.

NOTE 13 – ASSET ACQUISITION

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000, among of which RMB10,000,000 (approximately $1,379,063) was paid in July 2022. In July 2022, the Company completed the acquisition. Sunrise Tech held three land use rights and two buildings.

The Company evaluated the acquisition of the purchased assets under ASC 805-Business Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition.

The purchase prices of the assets as of the acquisition date are as follows:

Land use rights	$3,654,545
Plant, property and equipment – buildings	1,853,556
Total assets acquired	5,508,101
Deferred tax liabilities	(199,813)
Net assets acquired	$5,308,288

The Company recognized any excess consideration transferred over the fair value of the net assets acquired on a relative fair value basis to the identifiable net assets. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant quoted market prices of comparable companies and relevant information.

The unpaid consideration RMB30,000,000 will be paid in installments from 2023 to 2026. These consideration payables were interest free, and the present value was discounted using the incremental borrowing rate. The current and non-current portion of the consideration payable was $569,197 and $3,285,080, respectively, as of June 30, 2023; the current and non-current portion of the consideration payable was $582,381 and $3,358,906, respectively, as of Dececmber 31, 2022. For the six months ended June 30, 2023 and 2022, the Company recorded interest expense of $72,028 and $nil relating to the amortization of the discount. The consideration payable is guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director.

NOTE 14 – FINANCE LEASES

The Company’s leases are mainly related to graphite anode material manufacturing equipment leases from financial lease companies. Finance lease contracts offer the Company an option to purchase assets at a nominal amount by the end of the lease term and it is reasonably certain the Company will exercise that option. The Company amortizes the finance lease right-of-use asset to the end of the useful life of the underlying asset.

As of June 30, 2023, the Company’s finance leases had a weighted average remaining lease term of 2.30 years and a weighted average discount rate of 6.71%.

The components of lease expense for the six months ended June 30, 2023 and 2022 were as follows:

	Statement of Income	For the six months ended June 30,
	Location	2023	2022

Lease costs
Finance lease expense	Cost of goods sold	$22,977	$-

Maturity of lease liabilities under the finance leases as of June 30, 2023 were as follows:

Finance
2023	$1,462,969
2024	2,836,637
2025	1,716,198
2026	650,503
Total lease payments	6,666,307
Less: interest	(556,791)
Present value of finance lease liabilities	$6,109,516
Finance lease liabilities, current	$2,560,943
Finance lease liabilities, non-current	$3,548,573

NOTE 15 – DEFERRED GOVERNMENT SUBSIDY

GMB BJ planned to relocate the Company address from Beijing to Zibo city, and it applied for subsidy of RMB 21,926,900 to compensate for the future incremental costs arising from the relocation, which was approved by the Finance Bureau of Zibo. The Company received government subsidy of RMB20,000,000, approximately $2,758,126, was recognized as deferred government subsidy in the year 2022. As of June 30, 2023, the relocation had not been commenced. It would be deducted from the relocation expenses when incurred.

NOTE 16 – LONG TERM PAYABLE

Long term payable represented the financial liabilities due to financial lease companies maturing within one or over one year. The long term payable consisted of the following:

	As of June 30, 2023	As of December 31, 2022

Long term payables:
Far East International Financial Leasing Co., Ltd. (“Far East”)	$1,708,315	$2,594,415
China Power Investment Ronghe Financial Leasing Co., Ltd. (“Ronghe”)	4,199,745	5,191,056
Zhongguancun Science and Technology Leasing Co., Ltd. (“Zhongguancun”)	2,396,381	-
Total	$8,304,441	$7,785,471
Current portion	$4,706,517	$3,706,628
Non-current portion	$3,597,924	$4,078,843

On September 22, 2022, Sunrise Guizhou entered into a sales and leaseback contract with Far East. Pursuant to the contract, the Company sold its machines for RMB 20,000,000, approximately $2,758,126, and immediately leased it back from Far East for an eighteen-month period from September 22, 2022 to March 21, 2024. The Company had not transferred the control of the underlying assets to Far East and the Company evaluated that the sales transaction did not qualify as a sale in accordance with ASC 606. Therefore, the sales and leaseback contract were in essence a debt financing arrangement and did not apply sales and leaseback accounting in ASC 842. The proceeds, net of the financing costs, were financial liability with a yearly implied interest rate of 11.98%. This long-term payable was guaranteed by SDH and Mr. Haiping Hu. The Company was required to make monthly interest and principal payments. During the six months ended June 30, 2023, the Company repaid RMB6,604,779, approximately $953,304. As of June 30, 2023, the Company had outstanding balance of $1,708,315, of which $1,708,315 and $nil were classified to current portion and non-current portion, respectively. As of December 31, 2022, the Company had outstanding balance of $2,594,415, of which $1,984,684 and $609,731 were classified to current portion and non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 38,223,638, approximately $5,271,281, as of June 30, 2023.

On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,516,252, for a term from November 10, 2022 to November 9, 2025. The sales and leaseback contract were a debt financing arrangement in essence, similar as the contract with Far East, with a yearly interest rate of one-year loan prime rate plus 1.55%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The Company is required to make quarterly interest and principal payments. During the six months ended June 30, 2023, the Company repaid RMB7,139,411, approximately $1,030,471. As of June 30, 2023, the Company had an outstanding balance of $4,199,745, of which $1,675,855 and $ 2,523,890 were classified to current portion and non-current portion, respectively. As of December 31, 2022, the Company had outstanding balance of $5,191,056, of which $1,721,944 and $3,469,112 were classified to current portion and non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 47,917,699, approximately $6,880,180, as of June 30, 2023.

On February 7, 2023, Sunrise Guizhou entered a sales and leaseback financing contract into a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000, approximately $2,758,126, for a term from February 7, 2023 to February 6, 2025. The sales and leaseback contract were a debt financing arrangement in essence, similar as the contract with Far East, with a yearly interest rate of 9.61%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The Company is required to make quarterly interest and principal payments. During the six months ended June 30, 2023, the Company repaid RMB2,728,600, approximately $393,833. As of June 30, 2023, the Company had outstanding balance of $2,396,381, of which $1,322,347 and $1,074,034 were classified to current portion and non-current portion, respectively. The total outstanding balance of this long term facility was collateralized by certain plant and equipment at the original cost of RMB 20,917,392, approximately $2,884,640, as of June 30, 2023. Other than the aforementioned plant and equipment as asset collateral, the Company has pledged any existing and future account receivable from a sales contract with Liyang Zichen New Materials Technology Co., Ltd. (“Liyang Zichen”) for the amount up to RMB 20,000,000. The account receivable from Liyang Zichen was $nil as of June 30, 2023.

NOTE 17 – LOANS

	As of June 30, 2023	As of December 31, 2022

Short-term loan:
Everbright Bank	$2,758,126	$-
Others	689,532	-

Long-term loan:
Post Savings Bank of China	4,137,189	-
Current portion	$468,881	$-
Non-current portion	$3,668,308	$-

Short-term loan

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with Everbright Bank to obtain revolving fund up to RMB 100,000,000, approximately $13,790,631, for a term from June 1, 2023 to May 31, 2024. This credit loan was guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, Ms. Fangfei Liu, spouse of Mr. Haiping Hu and Mr. Huiyu Du, the legal representative of Sunrise Guizhou. Sunrise Tech pledged its land use right for Sunrise Guizhou for the line of credit. As of June 30, 2023, the Company had utilized the line of credit for RMB 20,000,000 (approximately $2,758,126) with an interest rate of 4.5% which would mature on June 4, 2024.

Long-term loan

On January 18, 2023, Sunrise Guizhou entered into a line of credit facility agreement with Post Savings Bank of China (“Post Bank”) to obtain revolving fund up to RMB 30,000,000, approximately $4,137,189, with an interest rate of 4.5% for a term from January 19, 2023 to January 18, 2031. This credit loan was guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Director, and Zhuhai Zibo. As of June 30, 2023, the Company had fully utilized the line of credit with Post Bank, which would mature between July 2023 and April 2026.

NOTE 18 – TAXES

a. VAT

The Company is subject to VAT and related surcharges in China for providing member services and other in-depth services. The applicable VAT rate is 6% for general taxpayers and 3% for small-scale taxpayer. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). VAT liability is recorded in the line item of accrued expenses and other current liabilities on the condensed consolidated balance sheets. Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

All of the tax returns of the Company have been and remain subject to examination by the PRC tax authorities for five years from the date of filing.

b. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, the Company’s HK subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2023 and 2022 and accordingly no provision for Hong Kong profits tax has been made in these periods.

Mainland China

The Company’s subsidiaries are incorporated in the Mainland China, and are subject to the Mainland China Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. SDH obtained its HNTE certificate on October 25, 2017, and renewed in 2021. Therefore, SDH is eligible to enjoy a preferential tax rate of 15% from 2017 to 2023 to the extent it has taxable income under the EIT Law.

For qualified small and thin-profit enterprises, the annual taxable income up to RMB 1 million (inclusive) is subject to an effective EIT rate of 2.5% from 1 January 2021 to 31 December 2022; where the annual taxable income exceeds RMB 1 million but does not exceed RMB 3 million (inclusive), the amount in excess of RMB 1 million is subject to an effective EIT rate of 5% from 1 January 2022 to 31 December 2024; the annual taxable income up to RMB 1 million (inclusive) is subject to an effective EIT rate of 5% from 1 January 2023 to 31 December 2024. Shidong Health was eligible to enjoy a preferential tax rate of 2.5% in 2022.

From January 1, 2021 to December 31, 2030, due to the operation of Guizhou New Energy and Sunrise Guxian located in the western region, these two companies are eligible to enjoy a preferential tax rate of 15% pursuant to the Catalogue of Encouraged Industries in the western region.

The components of the income tax provision (benefit) are as follows:

	For the six months ended June 30,
	2023	2022
Current
Mainland China	$391	$168,387

Deferred
Mainland China	(232)	837,870
Total	$159	$1,006,257

Loss before income taxes was attributable to the following geographic locations for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022

Mainland China	$(3,753,164)	$(4,559,780)
Others	(2,073,986)	(1,800,450)
Total	$(5,827,150)	$(6,360,230)

Reconciliation between the provision for income taxes computed by applying the Mainland China EIT rate of 25% to loss before income taxes and the actual provision of income taxes is as follows:

	For the six months ended June 30,
	2023	2022

Loss before income taxes	$(5,827,150)	$(6,360,230)
PRC EIT rate	25%	25%
Income taxes computed at statutory EIT rate	$(1,456,788)	$(1,590,058)
Reconciling items:
Effect of tax holiday and preferential tax rate	488,537	422,705
Effect of tax rates in foreign jurisdictions	181,141	450,113
Change in valuation allowance	448,734	1,736,238
Effect of non-deductible expense	1,390	514
Effect of share-based compensation	337,145	-
Super deduction of qualified R&D expenditures	-	(13,255)
Income tax expense	$159	$1,006,257
Effective tax rate	0.00%	(15.82)%

Deferred tax assets and liabilities

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. Significant components of deferred tax assets and liabilities were as follows:

	As of June 30, 2023	As of December 31, 2022
Deferred tax assets
Net operating loss carry forwards	$2,265,124	$1,934,559
Provision for doubtful debts	1,400,983	1,439,947
Impairment on inventory	382,819	398,578
Impairment of long-lived assets	160,683	163,420
Deferred tax assets, gross	4,209,609	3,936,504
Less: valuation allowance	(4,209,609)	(3,936,504)
Deferred tax assets, net	$-	$-

Deferred tax liabilities
Assets acquired in the asset acquisition	$191,470	$199,583

The Company has accumulated operating loss of approximately $9,096,354 and $10,130,515 as of June 30, 2023 and December 31, 2022 for income tax purposes available for offsetting against future taxable income. The accumulated operating loss were from several Mainland China subsidiaries of the Company. The graphite anode business was in its transition phase for the six months ended June 30, 2023. In the meantime, peer-to-peer knowledge sharing and enterprise business continued to shrink in 2023. Considering the factors in graphite anode business and peer-to-peer knowledge sharing and enterprise business, management believed that there was substantial doubt on realization of the benefits from these losses as they were not able to estimate if the business would start to make profits in the near future. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, and (iii) tax planning strategies. The following is a schedule of expiration of carry forward operating loss as of June 30, 2023:

For the years ending December 31,
2023	$5,148
2024	502,110
2025	159,545
2026	12,384
2027	5,109,048
2028	3,308,119
Total	$9,096,354

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2023 and 2022, the Company had no unrecognized tax benefits.

For the Company’s operating subsidiaries, the tax years ended December 31, 2018, through December 31, 2022 remain open for statutory examination by PRC tax authorities.

NOTE 19 – RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.
(b)	Bally, Corp. (“Bally”), a company controlled by Mr. Haiping Hu.
(c)	Mr. Xuanming Wang, General Manager and legal representative of GMB (Hangzhou).
(d)	Mr. Haiwei Zuo, Vice Chairman of the Board, 7.49% shareholder of GMB (Beijing).
(e)	Shanghai Hui Yang Investment Co., 9.6451% shareholder of Sunrise Guizhou and controlled by immediate family members of Mr. Haiping Hu.
(f)	Shidong (Suzhou) Investment Co., Ltd., a company of which Mr. Haiping Hu is the CEO.
(g)	Mr. Shousheng Guo, Director, 3.00% shareholder of GMB (Beijing).
(h)	Mr. Wenwu Zhang, Director of Sunrise Guizhou.
(i)	Mr. Chenming Qi, General Manager, Director and 3.00% shareholder of GIOP BJ; Director of GMB (Hangzhou).
(j)	Ms. Jing Ji, CEO of and 46% shareholder of GMB Technology.
(k)	Haicheng Shenhe, 9.6451% shareholder of Sunrise Guizhou.
(l)	Ms. Chao Liu, Chief Financial Officer of the Company.
(m)	GMB Internet Technology Co., Ltd., one of the shareholders of the Company.
(n)	GMB Business Communication Co., Ltd. one of the shareholders of the Company.
(o)	GMB Enterprise Cooperation Development Co., Ltd., one of the shareholders of the Company.
(p)	GMB Information Technology Co., Ltd., one of the shareholders of the Company.
(q)	GMB Wisdom Sharing Platform Co., Ltd., one of the shareholders of the Company.
(r)	GMB Technology Co., Ltd., one of the shareholders of the Company.
(s)	GMB Project Incubation Services Co., Ltd., one of the shareholders of the Company.
(t)	Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., 3.0864% shareholder of Sunrise Guizhou.
(u)	Ms. Fangfei Liu, spouse of Mr. Haiping Hu.
(v)	Mr. Huiyu Du, the legal representative of Sunrise Guizhou.

a.	Due from related parties

As of June 30, 2023 and December 31, 2022, the balances of amounts due from related parties were as follows:

		As of June 30, 2023	As of December 31, 2022
Due from related parties
Bally		$5,168	$5,168
Mr. Xuanming Wang		19,307	20,102
Mr. Wenwu Zhang	(1)	324,080	337,420
Mr. Shousheng Guo		50,276	-
Shidong (Suzhou) Investment Co., Ltd.		38,614	37,332
Others		1,113	-
Total		$438,558	$400,022

(1)	The balance as of June 30, 2023 and December 31, 2022 represented the prepaid acquisition consideration to purchase Mr. Wenwu Zhang’s equity in Haicheng Shenhe.

b.	Due to related parties

As of June 30, 2023 and December 31, 2022, the balances of amounts due to related parties were as follows:

		As of June 30, 2023	As of December 31, 2022
Due to related parties
Mr. Haiping Hu		2,758	2,872
Mr. Chenming Qi		8,826	9,189
Ms. Jing Ji		19,135	19,923
Shanghai HuiYang Investment Co.	(1)	728,290	738,128
Haicheng Shenhe		-	50,395
Zhuhai Investment	(2)	2,026,071	64,643
Total		$2,785,080	$885,150

(1)	The balance as of June 30, 2023 and December 31, 2022 represented the loans from the related party, with the annual interest rate of 4.35% and was initially due on August 13, 2022 and extended to December 31, 2023.

(2)	The balance as of June 30, 2023 represented the loans from the Zhuhai Investment, with the annual interest rate of 8% and was initially due on December 31, 2023.

c.	Deferred revenue -related parties

As of June 30, 2023 and December 31, 2022, the balances of deferred revenue - related parties were as follows:

		As of June 30, 2023	As of December 31, 2022
Deferred revenue - related parties
Shanghai Hui Yang Investment Co.	(1)	333,733	347,471
Total		$333,733	$347,471

(1)	The balance as of June 30, 2023 and December 31, 2022 represented the advance from the related party for tailored services.

d.	Related party transactions

Related party purchase

The Company rented office spaces from Zhuhai Investment. For the six months ended June 30, 2023 and 2022, total rental fees to Zhuhai Investment were $nil and $67,041, respectively.

The Company purchased raw materials for graphite anode material manufacturing from Haicheng Shenhe. For the six months ended June 30, 2023 and 2022, total purchase were $16,012 and $nil, respectively.

Related party sales

The Company sold titanium of $nil and $205 to Mr. Sousheng Guo for the six months ended June 30, 2023 and 2022, respectively.

e.	Related party guarantee

On August 4, 2022, Surnise Guizhou entered into a line of credit financing contract with Bank of Guizhou for revolving credit of RMB 20,000,000, approximately $2,871,665, for a term from August 4, 2022 to August 3, 2023. The line of credit was in various means including bank loans, commercial note and letter of credit. As of June 30, 2023, the Company has utilized RMB 6,500,000, approximately $896,391, line of credit by issuing commercial notes to its vendors for amount of RMB 13,000,000, approximately $1,792,782. As of December 31, 2022, the Company has utilized RMB 13,500,000, approximately $1,938,374, line of credit by issuing commercial notes to its vendors for amount of RMB 27,000,000, approximately $3,876,748. Pursuant to the line of credit contract, the Company was obliged to deposit fifty percent of the notes payable amount issued as restricted cash in the designated bank accounts in Bank of Guizhou. Pursuant to the contract, Mr. Haiping Hu and Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., the non-controlling shareholder of Sunrise Guzhou, were the guarantor of the line of credit.

On September 22, 2022, Sunrise Guizhou entered into a financing contract into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000, approximately $2,758,126, for a term from September 22, 2022 to March 21. On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,516,252, for a term from November 10, 2022 to November 9, 2025. Pursuant to the financing contracts, On February 7, 2023, Sunrise Guizhou entered a sales and leaseback financing contract into a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000, approximately $2,758,126, for a term from February 7, 2023 to February 6, 2025. Mr. Haiping Hu, CEO and Chairman of the Board of Director was the guarantor for the debt financing. See Note 16.

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000 (approximately $5,516,252), among of which RMB10,000,000 (approximately $1,379,063) was paid in July 2022. The unpaid consideration RMB30,000,000 (approximately $4,137,189) will be paid in installments from 2023 to 2026. The consideration payable is guaranteed by Mr. Haiping Hu. See Note 13.

On May 16, 2023, Sunrise Guizhou entered a credit facility agreement with Everbright Bank to obtain revolving fund up to RMB 100,000,000, approximately $13,790,631, for a term from June 1, 2023 to May 31, 2024. Sunrise Tech pledged its land use right for Sunrise Guizhou for the line of credit. As of June 30, 2023, the Company had utilized the line of credit for RMB 20,000,000 (approximately $2,758,126) with an interest rate of 4.5% which would mature on June 4, 2024. This credit loan was guaranteed by Mr. Haiping Hu, Ms. Fangfei Liu and Mr. Huiyu Du. See Note 17.

On January 18, 2023, Sunrise Guizhou entered a credit facility agreement with Post Bank to obtain revolving fund up to RMB 30,000,000, approximately $4,137,189, for a term from January 19, 2023 to January 18, 2031. As of June 30, 2023, the Company had fully utilized the line of credit with Post Bank, which would mature since July 2023 to April 2024. This credit loan was guaranteed by Mr. Haiping Hu. See Note 17.

On June 13, 2023, Sunrise Guizhou entered a finance lease agreement with Chongqing Xingyu Finance Lease Co., Ltd. to obtain graphite anode materials production facilities. The principal of the contract was RMB 29,257,844, approximately $4,034,841, with a nominal interest rate of 5.8%. This finance lease payment was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu.

NOTE 20 – REDEEMABLE NON-CONTROLLING INTERESTS

On June 13, 2022, Guizhou Province New Kinetic Industry Development Fund Partnership (“New Kinetic Partnership”) subscribed 22.8395% of the common shares of Sunrise Guizhou, at total cash consideration of RMB200,000,000, approximately $29,467,667.

The New Kinetic Partnership has a right to require Sunrise Guizhou and its shareholders to redeem New Kinetic Partnership’s shares, at any time and from time to time on or after the date of the earliest to occurrence of the following: (i) Sunrise Guizhou fails to complete a qualified initial public offering (“IPO”) thirty-six months post-closing; (ii) Sunrise Guizhou fails to complete the profit commitment for consecutive two years; (iii) Sunrise Guizhou’s conviction of breaches or violation of criminal laws and/or applicable regulations which may have a material adverse effect on the Company’s business; (iv) the occurrence of the change of business of Sunrise Guizhou; (v) the net assets of Sunrise Guizhou is less than the net assets as of the date of the investment; (vi) the account receivable of Sunrise Guizhou exceeds RMB 200,000,000 and the aging of the account receivable is over five months; and (vii) Sunrise Guizhou fails to complete manufacturing infrastructure construction by December 31, 2023.

The redemption value on the investment by New Kinetic Partnership is higher of (i) 100% of the investment amount plus the aggregated amount of 65% of the profit commitment attributable to New Kinetic Partnership for the following six years post-closing multiplied by the days elapsed divided by (6*365); and (ii) Sunrise Guizhou’s net assets attributable to New Kinetic Partnership on the redemption date.

The movement of redeemable non-controlling interests is as follows:

	For the six months ended June 30,
	2023	2022

Balance at beginning of the period	$31,228,329	$-
Contribution from redeemable non-controlling interests	-	29,467,667
Accretion to redemption value of redeemable non-controlling interests	1,986,936	539,610
Foreign exchange effect	(1,323,203)	314,052
Balance at end of the period	$31,892,062	$30,321,329

NOTE 21 – SHAREHOLDERS’ EQUITY

Ordinary shares

EPOW was established under the laws of the Cayman Islands on February 22, 2019. The authorized number of Ordinary Shares was 500,000,000 with par value of $0.0001 per share. On February 22, 2019, EPOW issued 999,999 new shares to the controlling shareholders and one share to Osiris International Cayman Limited at par $0.0001 per share. On August 8, 2019, EPOW issued an aggregate of 27,000,000 ordinary shares at a price of US$0.0001 per share with total consideration of US$2,800, pro-rata to the shareholders of EPOW as of such date.

On April 2, 2020, the shareholders of the Company unanimously authorize a one-for-0.88 reverse stock split of the Company’s outstanding and issued ordinary shares (the “First Reverse Stock Split”), which became effective on April 3, 2020. Any fractional ordinary share that would have otherwise resulted from the First Reverse Stock Split were rounded up to the nearest full share. The First Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the First Reverse Stock Split, 28,000,000 ordinary shares that were issued and outstanding at April 3, 2020 was reduced to 24,640,000 ordinary shares (taking into account the rounding of fractional shares).

On April 24, 2020, the shareholders of the Company unanimously authorize another one-for-0.68 reverse stock split of the Company’s issued and outstanding ordinary shares (the “Second Reverse Stock Split”), which became effective on April 24, 2020. Any fractional ordinary share that would have otherwise resulted from the Second Reverse Stock Split were rounded up to the nearest full share. The Second Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the Second Reverse Stock Split, 24,640,000 ordinary shares that were issued and outstanding at April 24, 2020 was reduced to 16,800,000 ordinary shares (taking into account the rounding of fractional shares).

On February 11, 2021, the Company closed its initial public offering (“IPO”) on Nasdaq. The Company offered 6,720,000 ordinary shares, par value $0.0001 per share, at a price of $4.00 per share and received total gross proceed of $26,880,000. Besides, the Company offered 1,008,000 ordinary shares, par value $0.0001 per share, as part of the representative of the underwriters’ over-allotment option, at a price of $4.00 per share and received total gross proceed of $4,032,000. Total net proceeding amounted to $27,504,639 after deducting underwriting discounts and other related expenses.

Share-based compensation

The Company recorded share-based compensation expenses of $1,348,581 and $nil for the six months ended June 30, 2023 and 2022, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the six months ended June 30,
	2023	2022

Cost of revenues	$4,543	$-
Selling expenses	16,396	-
General and administrative expenses	1,323,099	-
Research and development expenses	4,543	-
Total	$1,348,581	$-

The Company adopted the 2022 Stock Incentive Plan for the grant of restricted share units to employees, directors and non-employees to provide incentive for their services.

The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the employees, directors and non-employees under the 2022 Stock Incentive Plan should not exceed 3,679,200 ordinary shares of par value $0.0001 per share.

Restricted share units

On August 26, 2022, the Company granted 3,334,200 restricted share units to its directors and employees. 25% of the restricted share units was immediately vested on August 26, 2022. 75% of the restricted share units will be vested in three years with equal yearly installments after August 26, 2022. The grant date fair value of the restricted share units was $2.00 per share, which was the closing price of the Company’s ordinary share on NASDAQ on August 26, 2022. This grant resulted in a total share-based compensation of $6,668,400 to be recognized ratably over the requisite service period of 3 years.

A summary of the restricted shares units activities is as follows:

	Number of restricted share units outstanding	Weighted average grant date fair value	Aggregate intrinsic value

Restricted share units outstanding at January 1, 2023	2,500,650	2.00	6,826,775

Forfeited	(161,250)	2.00

Restricted share units outstanding at June 30, 2023	2,339,400	2.00	6,222,804

The Company recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to restricted share units of $1,348,581 for the six months ended June 30, 2023. As of June 30, 2023, total unrecognized compensation expenses relating to nonvested shares were $2,267,349, which is expected to be recognized over a weighted average period of 1.55 years.

Non-controlling interest

Non-controlling interest consists of the following:

	As of June 30, 2023	As of December 31, 2022

GMB (Beijing)	$3,118	$4,313
GMB Culture	1,002	2,997
Jiagui Haifeng	-	(710)
GMB Consulting	12,781	13,270
Shidong Cloud	44,693	42,389
Sunrise Guxian	(64,330)	(39,323)
GMB Technology	(189,862)	(186,539)
Sunrise Guizhou	11,683,777	13,616,498
Total	$11,491,179	$13,452,895

Jiagui Haifeng was established by GMB Zibo and Lifeng Wang in November, 2021. 51% shares of Jiagui Haifeng was held by GMB Zibo and 49% of shares was held by Mr. Lifeng Wang. The Company disposed of Jiagui Haifeng in March 2023.

Sunrise Guizhou was established by Zhuhai (Zibo) Investment and five other companies in November, 2021. Shidong Cloud was established by GIOP BJ and Beijing Yunqianyi Information Technology Co., Ltd. (“Yunqianyi”) in December 2022. 75% shares of Shidong Cloud was held by GIOP BJ and 25% of shares was held by Yunqianyi.

Sunrise Guxian was established by Guizhou New Energy and seven other companies in April, 2022.

For the six months ended June 30, 2023, non-controlling shareholders made capital contributions of $148,078 to Sunrise Guizhou.

For the six months ended June 30, 2022, the Company made capital contributions of $52,863 to Shidong Cloud; and the non-controlling shareholders made capital contributions of $78,851 to Shidong Cloud.

For the six months ended June 30, 2022, the Company made capital contributions of $10,759,335 to Sunrise Guizhou; and the non-controlling shareholders made capital contributions of $12,326,660 to Sunrise Guizhou.

The actual capital contributions made by the Company and the non-controlling shareholders for the six months ended June 30, 2023 and 2022 had no effect on the Company’s equity percentage in its subsidiaries.

Statutory reserves

In accordance with the Regulations on Enterprises of PRC, the Company’s subsidiaries, GIOP BJ, the VIE and VIE’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends.

As of June 30, 2023 and December 31, 2022, the statutory reserves of the Company’s subsidiaries, GIOP BJ, the VIE and VIE’s subsidiaries in the PRC have not reached 50% of their respective registered capital. As of June 30, 2023 and December 31, 2022, the balances of the statutory reserves were $2,477,940 and $2,477,940, respectively.

NOTE 22 – LOSS PER SHARE

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. The effects of redeemable non-controlling interest were excluded from the computation of diluted loss per share in each of the applicable years as their effects would be anti-dilutive during the respective year.

	For the six months ended June 30,
	2023	2022
Numerator:
Net loss	$(5,827,309)	$(7,366,487)
Less: accretion to redemption value of redeemable non-controlling interests	1,986,936	539,610
foreign currency effect on redemption value of redeemable non-controlling interests	(1,323,203)	314,052
net (loss) income attributable to non-controlling interests	(1,118,160)	221,835
Net loss attributable to ordinary shareholders	(5,372,882)	(8,441,984)

Denominator:
Weighted average number of shares outstanding – basic and diluted	25,361,550	24,528,000

Loss per share – basic and diluted	(0.21)	(0.34)

NOTE 23 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2023, the Company was not aware of any litigation or lawsuits against it.

NOTE 24 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has two operating segments, which are graphite anode business and peer-to-peer knowledge sharing and enterprise business, and therefore two reportable segments as defined by ASC 280.   The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

The Company’s CODM evaluates performance based on each reporting segment’s revenue, costs of revenues and gross profit (loss). Revenues, cost of revenues and gross (loss) profits by segment are presented below. Separate financial information of operating income by segment is not available.

	For the six months ended June 30,
REVENUES, NET	2023	2022
Graphite anode business	$20,467,706	$9,945,459
Peer-to-peer knowledge sharing and enterprise business	240,785	319,677
Member services	11,535	95,974
Enterprise services
-Comprehensive tailored services	672	93,059
-Sponsorship advertising services	-	-
-Consulting services	198,833	6,440
Online services	-	697
Other revenues	29,745	123,507
Revenues, net	$20,708,491	$10,265,136

	For the six months ended June 30,
COST OF REVENUES	2023	2022
Graphite anode business	$19,871,938	$8,611,503
Peer-to-peer knowledge sharing and enterprise business	217,226	620,645
Member services	-	-
Enterprise services
-Comprehensive tailored services	-	$507
-Sponsorship advertising services	-	-
-Consulting services	82,053	117,755
Online services	117,942	498,152
Other revenues	17,231	4,231
Cost of revenues	$20,089,164	$9,232,148

	For the six months ended June 30,
GROSS PROFIT	2023	2022
Graphite anode business	$595,768	$1,333,956
Peer-to-peer knowledge sharing and enterprise business	23,559	(300,968)
Member services	11,535	95,974
Enterprise services
-Comprehensive tailored services	672	92,552
-Sponsorship advertising services	-	-
-Consulting services	116,780	(111,315)
Online services	(117,942)	(497,455)
Other revenues	12,514	119,276
Gross profit	$619,327	$1,032,988

NOTE 25 – SUBSEQUENT EVENTS

On October 27, 2023, Sunrise Guizhou entered a two-year debt financing arrangement with Xiamen Guomao Chuangcheng Financial Leasing Co., Ltd. to obtain a loan of RMB 15,000,000, approximately $2,068,595 with an interest rate of 6.43%. This debt financing arrangement was guaranteed by Mr. Haiping Hu, Sunrise Tech and Zhuhai Zibo. The Company also pledged its graphite anode material manufacturing facilities up to RMB 15,000,000, approximately $2,068,595.

On October 26, 2023, Sunrise Guizhou entered into a three-year debt arrangement with SPD Bank to obtain a loan up to RMB 50,000,000, approximately $6,895,315, for a term from November 17, 2023 to November 17, 2026. The Company pledged its intellectual property and patent for the loan. The loan was also guaranteed by Mr. Haiping Hu.

Since July 2023, the Company started to pledge its account receivable from BYD with the right of recourse to China Construction Bank and Industrial and Commercial Bank of China for debt financing. As of June 30, 2023, the billed and unbilled account receivables from BYD were $2,117,727 and $5,935,687, respectively.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through December 28, 2023, the date that the unaudited condensed consolidated financial statements were available to be issued.

NOTE 26 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries and VIE and its subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial information for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIE and its subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIE and its subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s condensed consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE and its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and the respective loss or profit as “Equity in loss of subsidiaries and VIE” on the condensed statements of operations and comprehensive loss.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the condensed consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2023 and December 31, 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the condensed consolidated financial statements, if any.

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPNAY BALANCE SHEETS

	As of June 30, 2023	As of December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$318,779	$285,916
Restricted cash	-	700,094
Due from related parties	55,868	5,168
Short-term investment	3,282,770	3,336,256
Prepaid expenses and other current assets	3,110,893	3,002,669
TOTAL CURRENT ASSETS	6,768,310	7,330,103

NON-CURRENT ASSETS
Investment in subsidiaries and VIE	21,693,865	24,481,840
TOTAL NON-CURRENT ASSETS	21,693,865	24,481,840

TOTAL ASSETS	28,462,175	31,811,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	26,350	15,550
TOTAL CURRENT LIABILITIES	26,350	15,550

TOTAL LIABILITES	26,350	15,550

EQUITY
Ordinary shares (500,000,000 shares authorized; $0.0001 par value, 25,361,550 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	2,536	2,536
Additional paid-in capital	36,045,283	34,696,702
Statutory reserves	2,477,940	2,477,940
Accumulated deficits	(10,089,934)	(5,380,785)
TOTAL EQUITY	28,435,825	31,796,393

TOTAL LIABILITIES AND EQUITY	$28,462,175	$31,811,943

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPNAY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2023	2022

REVENUES, NET	$-	$-

COSTS OF REVENUES	4,543	-

GROSS LOSS	(4,543)	-

OPERATING EXPENSES	2,125,071	559,558

LOSS FROM OPERATIONS	(2,129,614)	(559,558)

OTHER INCOME (EXPENSES)	58,440	(1,240,147)

LOSS BEFORE EQUITY IN LOSS OF SUBSIDIARIES AND VIE	(2,071,174)	(1,799,705)

Equity in loss of subsidiaries and VIE	(2,637,975)	(5,788,617)

NET LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	(4,709,149)	(7,588,322)

COMPREHENSIVE LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(4,709,149)	$(7,588,322)

SUNRISE NEW ENERGY CO., LTD.

PARENT COMPNAY STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2023	2022

Net cash used in operating activities	(817,231)	(503,066)

Net cash provided by investing activities	-	-

Net cash provided by financing activities	150,000	-

Decrease in cash and cash equivalents	(667,231)	(503,066)

Cash, cash equivalents and restricted cash, beginning of year	986,010	1,484,236
Cash, cash equivalents and restricted cash, end of year	$318,779	$981,170

Cash, cash equivalents and restricted cash, end of year	318,779	981,170
Less: restricted cash	-	700,094
Cash and cash equivalents, end of year	318,779	281,076